Big Derby Distilling Company

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	0.00
Cash Drawer	490.00
Checking Account - Wells Fargo Bank	34,439.99
Petty Cash	100.80
Sale Receipts	0.00
Savings Account #1259	5,550.14
Savings Account #7583	0.00
Savings Account #9372	0.00
Total Bank Accounts	**40,580.93**
Total Bank Accounts	**$40,580.93**
Accounts Receivable	
Accounts Receivable	29,476.74
Total Accounts Receivable	**$29,476.74**
Other Current Assets	
A/R Other	0.00
Deposit in Transit	0.00
Excise Tax Over/Under Paid	0.00
Inventory Asset	0.00
Finished Goods	0.00
Barrel Gin	18,661.80
Gin	14,496.30
New Make Whiskey	210.00
Vodka	3,876.56
Whiskey	35,293.28

Big Derby Distilling Company

Balance Sheet
As of December 31, 2019

	TOTAL
Total Finished Goods	**72,537.94**
IA Raw Materials	0.00
IA 2013 - Raw Materials	0.00
IA Barrel	0.00
IA Botanicals	0.00
IA Bottles	4,393.51
IA Corks	27,779.67
IA GNS	0.00
IA Labels - Food	0.00
IA Labels - Spirits	8,257.69
IA Malt	1,028.45
IA Yeast	0.00
Total IA Raw Materials	**41,459.32**
Merchandise	13,025.30
WIP (Work in Process)	
Gin in Barrels	47,704.47
Other WIP	63,074.95
Whiskey in Barrels	1,112,114.39
Total WIP (Work in Process)	**1,222,893.81**
Work in Process	
Contracted Wash - BS	0.00
Total Work in Process	**0.00**
Total Inventory Asset	**1,349,916.37**
Inventory Asset-1	0.00
Jason Parker Advance	0.00
Loan Interest Payable	0.00
Micah Nutt Advance	0.00
Undeposited Funds	304.59
Total Other Current Assets	**$1,350,220.96**
Total Current Assets	**$1,420,278.63**
Fixed Assets	
Accumulated Depreciation	-619,144.51
Back Bar	14,468.80

Big Derby Distilling Company

Balance Sheet
As of December 31, 2019

	TOTAL
Leasehold Improvement	481,958.45
Bathroom	1,989.00
Construction Services - MEP	3,836.00
Constrution Supplies & Material	0.00
Decoration & Decor	0.00
Total Leasehold Improvement	**487,783.45**
Office Furniture & Equipment	
Office Furniture	-952.62
Technology Equipment	4,514.88
Total Office Furniture & Equipment	**3,562.26**
Production Equipment	
Cellar	178,986.94
Stillhouse	722,243.42
Warehouse	2,745.00
Barrel	46,137.88
Barrel Rack	4,291.22
Warehouse Structure	4,095.91
Total Warehouse	**57,270.01**
Total Production Equipment	**958,500.37**
Signage	23,702.37
Software	2,000.00
Tasting Room	44,108.44
Tools	0.00
Vehicle	1,645.75
Total Fixed Assets	**$916,626.93**
Other Assets	
Accumulated Amortization	-41,421.50
Deferred Tax Asset	132,000.00
J. Parker Loan	0.00
Logo Design Copperworks	42,748.80
Rent Deposit	54,949.29
Start Up Cost	0.00
Website	4,850.00
Total Other Assets	**$193,126.59**
TOTAL ASSETS	**$2,530,032.15**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	109,277.40
Total Accounts Payable	**$109,277.40**
Credit Cards	
#0356 -Credit Card, closed 12/2013	26.82
#0789/3303 - C1 Credit Card, Jason	10,065.33
#3473/1342 - WF Credit Card, Jeff	86.69
#6586 -WF Credit Card, Micah	0.00
#6684/1367 - WF Credit Card, Jason	38,661.83
Total Credit Cards	**$48,840.67**
Other Current Liabilities	
City of Seattle Payable	0.00
Sales Tax Payable	0.00
Total City of Seattle Payable	**0.00**
Deferred Rent	86,844.00
Department of Revenue Payable	0.00
Sales Tax Payable	2,170.44
Total Department of Revenue Payable	**2,170.44**
Deposits, Non-rental	2,450.00
Event Deposits Payable	0.00
Gift Certificate	6,680.00
Loan Payable - John Parker	27,612.52
Out of Pocket Expenses	1,191.45
Payroll 401K Payable	0.00
Payroll Liabilities, EE/ER	2,008.07
PT/P L&I	0.00
Total Payroll Liabilities, EE/ER	**2,008.07**
Salary Payable	0.00
Tax Liabilities	
B&O Tax Payable	0.00
Liter Tax Payable	1,728.31
Sales Tax Payable	0.00
WA Spirit Sales Tax Payable	6,284.81
Total Tax Liabilities	**8,013.12**
WA State DOR Payable	0.00
Sales Tax Payable	0.00
Total WA State DOR Payable	**0.00**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2019

	TOTAL
Total Other Current Liabilities	**$136,969.60**
Total Current Liabilities	**$295,087.67**
Long-Term Liabilities	
Loan Payable - Micah Nutt	34,059.00
Loan, John Parker	0.00
Long Term - Notes Payable	1,646,111.73
Shareholder Loan Payable	0.00
Total Long-Term Liabilities	**$1,680,170.73**
Total Liabilities	**$1,975,258.40**
Equity	
Capital Paid-In - 401k Plan	346,388.30
Capital Paid-In - Officer 1	100,000.00
Capital Paid-In - Officer 2	100,000.00
Capital Stock	513,564.58
Opening Balance Equity	0.00
Retained Earnings	-529,153.18
Net Income	23,974.05
Total Equity	**$554,773.75**
TOTAL LIABILITIES AND EQUITY	**$2,530,032.15**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	0.00
Cash Drawer	490.00
Checking Account - WaFd Bank	6,758.36
Checking Account - Wells Fargo Bank	-98.87
Petty Cash	100.07
Sale Receipts	0.00
Savings Account #1259	275.06
Savings Account #7583	0.00
Savings Account #9372	0.00
Total Bank Accounts	**7,524.62**
Total Bank Accounts	**$7,524.62**
Accounts Receivable	
Accounts Receivable	22,246.47
Total Accounts Receivable	**$22,246.47**
Other Current Assets	
A/R Other	0.00
Deposit in Transit	0.00
Excise Tax Over/Under Paid	0.00
Inventory Asset	0.00
Finished Goods	0.00
Barrel Gin	69,534.00
Gin	9,169.00
New Make Whiskey	0.00
Other Producers	0.00
Vodka	6,761.00
Whiskey	61,998.00

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Total Finished Goods	**147,462.00**
IA Raw Materials	0.00
IA 2013 - Raw Materials	0.00
IA Barrel	0.00
IA Botanicals	0.00
IA Bottles	0.00
IA Corks	22,241.68
IA GNS	0.00
IA Labels - Food	0.00
IA Labels - Spirits	12,102.42
IA Malt	0.00
IA Yeast	0.00
Total IA Raw Materials	**34,344.10**
Merchandise	11,448.64
WIP (Work in Process)	
Gin in Barrels	18,616.77
Other WIP	82,702.05
Whiskey in Barrels	1,413,856.17
Total WIP (Work in Process)	**1,515,174.99**
Work in Process	
Contracted Wash - BS	0.00
Total Work in Process	**0.00**
Total Inventory Asset	**1,708,429.73**
Inventory Asset-1	0.00
Jason Parker Advance	396.95
Loan Interest Payable	0.00
Micah Nutt Advance	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,708,826.68**
Total Current Assets	**$1,738,597.77**
Fixed Assets	
Accumulated Depreciation	-686,309.51
Back Bar	14,468.80
Capital Lease - Toyota Lift Northwest	29,933.00

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Leasehold Improvement	485,654.51
Bathroom	5,541.89
Construction Services - MEP	8,936.64
Constrution Supplies & Material	0.00
Decoration & Decor	0.00
Total Leasehold Improvement	**500,133.04**
Office Furniture & Equipment	
Office Furniture	-952.62
Technology Equipment	8,805.64
Total Office Furniture & Equipment	**7,853.02**
Production Equipment	
Cellar	178,986.94
Stillhouse	723,709.45
Warehouse	2,745.00
Barrel	18,862.88
Barrel Rack	4,291.22
Warehouse Structure	4,095.91
Total Warehouse	**29,995.01**
Total Production Equipment	**932,691.40**
Signage	23,702.37
Software	2,000.00
Tasting Room	44,108.44
Tools	0.00
Vehicle	1,645.75
Total Fixed Assets	**$870,226.31**
Other Assets	
Accumulated Amortization	-45,781.50
Deferred Tax Asset	220,500.00
J. Parker Loan	0.00
Logo Design Copperworks	42,748.80
Rent Deposit	42,488.00
Start Up Cost	0.00
Website	4,850.00
Total Other Assets	**$264,805.30**
TOTAL ASSETS	**$2,873,629.38**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-1,008.84
Total Accounts Payable	**$ -1,008.84**
Credit Cards	
#0356 -Credit Card, closed 12/2013	0.00
#0789/3303 - C1 Credit Card, Jason	0.00
#3473/1342 - WF Credit Card, Jeff	1,975.84
#5159 WF CC - Ethan	28.10
#5167 WF CC - Barrett	433.96
#5175 WF CC - Thomas	497.44
#6586 -WF Credit Card, Micah	0.00
#6684/1367 - WF Credit Card, Jason	12,115.46
Total Credit Cards	**$15,050.80**
Other Current Liabilities	
City of Seattle Payable	0.00
Sales Tax Payable	0.00
Total City of Seattle Payable	**0.00**
Deferred Rent	71,714.27
Department of Revenue Payable	0.00
Sales Tax Payable	310.08
Total Department of Revenue Payable	**310.08**
Deposits, Non-rental	6,816.00
Event Deposits Payable	0.00
Gift Certificate	9,859.00
Loan Payable - Jason Parker	0.00
Loan Payable - John Parker	56,082.91
Out of Pocket Expenses	0.00
Paycheck Protection Program Loan	0.00
Payroll 401K Payable	0.00
Payroll Liabilities, EE/ER	1,510.07
PT/P L&I	0.00
Total Payroll Liabilities, EE/ER	**1,510.07**
Salary Payable	0.00
Tax Liabilities	
B&O Tax Payable	0.00
Liter Tax Payable	1,758.88
Sales Tax Payable	0.00
WA Spirit Sales Tax Payable	6,879.35

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Total Tax Liabilities	**8,638.23**
WA State DOR Payable	7.27
Sales Tax Payable	0.00
Total WA State DOR Payable	**7.27**
Total Other Current Liabilities	**$154,937.83**
Total Current Liabilities	**$168,979.79**
Long-Term Liabilities	
Loan Payable - Micah Nutt	28,848.67
Loan Payable - Toyota Lift Northwest	28,857.73
Loan, John Parker	0.00
Long Term - Notes Payable	1,646,111.73
Shareholder Loan Payable	0.00
Total Long-Term Liabilities	**$1,703,818.13**
Total Liabilities	**$1,872,797.92**
Equity	
Capital Paid-In - 401k Plan	346,388.30
Capital Paid-In - Officer 1	100,000.00
Capital Paid-In - Officer 2	100,000.00
Capital Stock	513,564.58
Non-Voting Paid in Capital	718,707.09
Opening Balance Equity	0.00
Retained Earnings	-505,179.13
Net Income	-272,649.38
Total Equity	**$1,000,831.46**
TOTAL LIABILITIES AND EQUITY	**$2,873,629.38**

Big Derby Distilling Company

Profit and Loss
January - December 2019

	TOTAL
Income	
Distributor	
ASMW - Export	38,363.12
ASMW - Standard Release	71,285.00
ASMW Limited Edition - Single Cask	60,752.51
Cask Finished Gin - Limited Edition	17,975.10
Cask Finished Gin - Standard	25,240.00
Gin	56,000.00
Vodka	18,467.10
Total Distributor	**288,082.83**
Rental Space Income	21,541.33
Retail Income Non-Taxable	
Merchandise Sales Non Taxable	25,895.10
Total Retail Income Non-Taxable	**25,895.10**
Retail Income Taxable	
Liquor Retail Sales	
Barrel Gin Retail Sales	36,295.27
Gin Retail Sales	41,939.23
Vodka Retail Sales	23,503.51
Whiskey, Retail Sales	215,950.90
Total Liquor Retail Sales	**317,688.91**
Merchandise Sales Taxable	35,648.26
Tour & Tasting Fees	123,978.75
Total Retail Income Taxable	**477,315.92**
Sales of Product Income	20.32
Services	51,841.55
Wholesale	
Barrel Gin Off-Premise	801.92
Barrel Gin On-Premise	296.05
Gin Wholesale, Off-Premise	4,973.08
Gin Wholesale, On-Premise	1,564.53
Vodka Wholesale, Off-Premise	9,150.19
Vodka Wholesale, On-Premise	193.76
Whiskey, Off-premise sales	11,249.03
Whiskey, On-premise sales	2,256.70
Total Wholesale	**30,485.26**
Total Income	**$895,182.31**
Cost of Goods Sold	
COGS Finished Goods	8,875.74
COGS Barrel Gin	44,550.32
COGS Gin	73,897.47

Big Derby Distilling Company

Profit and Loss
January - December 2019

	TOTAL
COGS New Make Whiskey	826.00
COGS Vodka	34,557.21
COGS Whiskey	191,455.29
Distilled Spirits Tax	9,618.06
Order Discounts	149.93
Shipping, Freight & Delivery - COS	5,782.74
Total COGS Finished Goods	**369,712.76**
COGS Merchandise	33,922.44
Freight Costs & Import Fees	28,220.10
Total COGS Merchandise	**62,142.54**
Distributor Sample Costs	3,109.72
Total Cost of Goods Sold	**$434,965.02**
GROSS PROFIT	**$460,217.29**
Expenses	
Bad Debt Expense	45.48
General and Administrative	
Cleaning & Bathroom Supplies	952.09
Computer & Web Expenses	878.71
Financial Expenses	
Amortization Expense	4,358.96
Banking & Transaction Fees	20,397.50
Depreciation Expense	33,992.00
Interest Expense	37,552.85
Total Financial Expenses	**96,301.31**
Insurance Expenses	22,963.00
Meals & Entertainment	
Meals Business Meetings	1,539.17
Meals/Food Items for Staff	352.92
Total Meals & Entertainment	**1,892.09**
Membership Dues & Subscriptions	2,657.95
Office Supplies	1,658.67
Payroll Expenses	
Benefits & Admin Fees	100.00
Employee Benefits	592.50
Payroll Service Processing Fee	1,858.33
Payroll Taxes	27,597.95
Salary and Wage	176,510.21
Tips	3,672.85
Total Payroll Expenses	**210,331.84**
Postage & Shipping Supplies	1,343.70

Big Derby Distilling Company

Profit and Loss
January - December 2019

	TOTAL
Professional Services	35,199.20
Rent Expense - G&A	31,007.13
Repairs & Maint, non-production equip	1,079.05
Software Monthly Fees	9,844.43
Taxes, License, Permits, Fees	8,642.10
B&O Tax	4,707.63
Late Tax Payment Fee	1,015.79
Out of State Liquor Tax	77.80
Total Taxes, License, Permits, Fees	**14,443.32**
Training and Development	1,933.18
Travel Expense	
Air Travel	1,675.59
Local Transportation	1,805.56
Lodging	1,557.77
Mileage	401.76
Total Travel Expense	**5,440.68**
Utilities	3,960.37
Total General and Administrative	**441,886.72**
Marketing/Communication & Sales	3,556.61
Advertising	2,994.74
Collateral and Materials	5,059.12
Competition and Award Fees	1,059.16
Donations	1,000.00
Marketing Event Supplies/Expense	5,181.34
Public Relations	320.10
Total Marketing/Communication & Sales	**19,171.07**
Miscellaneous Expenses	1,374.91
Production Expenses	
Allocated to Inventory	-581,952.26
Barrels	31,753.00
Bottling Supplies Used	46,986.17
Cellar Equipment	495.97
Production Depreciation	54,722.00
Production Equipment Rent/Lease	4,509.00
Production Supplies	142,982.81
Production Wages	94,786.13
Rent Expense - Barrel Storage	30,562.23
Rent Expense - Production	148,670.36
Repairs & Maintenance - Prod	3,439.31
Research & Development	1,944.63
Truck Rental, incl fuel	5,277.58

Big Derby Distilling Company

Profit and Loss
January - December 2019

	TOTAL
Utilities	15,382.67
Warehouse Equipment	440.40
Total Production Expenses	**0.00**
QuickBooks Payments Fees	186.50
Tasting Room Expenses	36.28
Depreciation Tasting Room	2,490.00
Repairs & Maintenance - Tasting Room	350.47
Supplies - Tasting Room	10,655.10
Bitters and Tinctures	1,105.29
Total Supplies - Tasting Room	**11,760.39**
Total Tasting Room Expenses	**14,637.14**
Total Expenses	**$477,301.82**
NET OPERATING INCOME	$ -17,084.53
Other Income	
Cash Over or Short	76.23
Interest Income	0.17
Other Income	16,850.00
Sale of Fixed Assets	3,632.18
Total Other Income	**$20,558.58**
Other Expenses	
Deferred Tax Expense/(Benefit)	-20,500.00
Reconciliation Discrepancies	0.00
Total Other Expenses	**$ -20,500.00**
NET OTHER INCOME	$41,058.58
NET INCOME	$23,974.05

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Income	
Distributor	
ASMW - Export	11,152.00
ASMW - Standard Release	41,287.00
ASMW Limited Edition - Single Cask	8,698.51
Cask Finished Gin - Limited Edition	1,824.05
Cask Finished Gin - Standard	16,080.00
Gin	37,310.16
Vodka	8,323.20
Total Distributor	**124,674.92**
Hand Sanitizer Income	491,078.83
Retail Income Non-Taxable	
Merchandise Sales Non Taxable	9,052.44
Total Retail Income Non-Taxable	**9,052.44**
Retail Income Taxable	
Liquor Retail Sales	
Barrel Gin Retail Sales	0.00
Gin Retail Sales	30,571.35
Vodka Retail Sales	16,769.14
Whiskey, Retail Sales	279,397.38
Total Liquor Retail Sales	**326,737.87**
Merchandise Sales Taxable	7,998.05
Tour & Tasting Fees	21,762.72
Total Retail Income Taxable	**356,498.64**
Sale of Asset - Hand Sanitizer	8,809.01
Services	27,950.48
Wholesale	
Barrel Gin Off-Premise	888.64
Barrel Gin On-Premise	421.81
Gin Wholesale, Off-Premise	678.94
Gin Wholesale, On-Premise	16.00
Vodka Wholesale, Off-Premise	1,432.10
Vodka Wholesale, On-Premise	40.72
Whiskey, Off-premise sales	3,939.89
Whiskey, On-premise sales	877.95
Total Wholesale	**8,296.05**
Total Income	**$1,026,360.37**

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Cost of Goods Sold	
COGS - Hand Sanitizer	404,458.37
COGS Finished Goods	
COGS Barrel Gin	46,585.82
COGS Gin	37,998.14
COGS New Make Whiskey	387.14
COGS Vodka	12,931.66
COGS Whiskey	105,283.97
Distilled Spirits Tax	11,432.75
Order Discounts	6,467.23
Shipping, Freight & Delivery - COS	5,553.47
Total COGS Finished Goods	**226,640.18**
COGS Merchandise	9,761.18
Freight Costs & Import Fees	44,505.26
Total COGS Merchandise	**54,266.44**
Distributor Sample Costs	5,777.14
Total Cost of Goods Sold	**$691,142.13**
GROSS PROFIT	**$335,218.24**
Expenses	
Bad Debt Expense	243.18
General and Administrative	
Cleaning & Bathroom Supplies	14.99
Computer & Web Expenses	2,855.22
Financial Expenses	
Amortization Expense	4,360.00
Banking & Transaction Fees	16,839.09
Depreciation Expense	34,608.00
Interest Expense	37,587.61
Total Financial Expenses	**93,394.70**
Insurance Expenses	24,089.00
Meals & Entertainment	
Meals Business Meetings	424.94
Meals/Food Items for Staff	38.75
Total Meals & Entertainment	**463.69**
Membership Dues & Subscriptions	3,363.37
Office Supplies	1,294.35

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Payroll Expenses	
Benefits & Admin Fees	100.00
Employee Benefits	790.00
Payroll Service Processing Fee	2,001.76
Payroll Taxes	27,673.16
Salary and Wage	185,778.13
Tips	1,221.24
Total Payroll Expenses	**217,564.29**
Postage & Shipping Supplies	300.70
Professional Services	52,125.96
Rent Expense - G&A	37,243.08
Repairs & Maint, non-production equip	5,739.63
Software Monthly Fees	11,802.33
Taxes, License, Permits, Fees	12,680.76
B&O Tax	5,574.17
Total Taxes, License, Permits, Fees	**18,254.93**
Training and Development	1,287.53
Travel Expense	
Local Transportation	568.23
Lodging	168.43
Mileage	159.84
Total Travel Expense	**896.50**
Utilities	3,996.66
Total General and Administrative	**474,686.93**
Marketing/Communication & Sales	3,595.00
Advertising	8,659.11
Competition and Award Fees	1,299.00
Donations	0.00
Marketing Event Supplies/Expense	1,433.75
Public Relations	620.97
Tasting Room Samples	438.02
Total Marketing/Communication & Sales	**16,045.85**
Production Expenses	
Allocated to Inventory	-597,774.69
Barrels	33,445.00
Cellar Equipment	1,910.84
Contracted Wash	47,196.49
Production Depreciation	57,342.00
Production Equipment Rent/Lease	5,381.51

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Production Supplies	6,279.93
Production Wages	88,066.85
Raw Materials	
Barrel	150.00
Botanicals	2,823.93
Bottles	10,016.15
Corks	14,669.76
GNS	4,708.80
Labels - Spirits	6,861.46
Malt	132,587.00
Yeast	5,790.60
Total Raw Materials	**177,607.70**
Rent Expense - Barrel Storage	28,101.32
Rent Expense - Production	108,470.31
Repairs & Maintenance - Prod	8,384.75
Research & Development	555.96
Stillhouse Equipment	169.84
Truck Rental, incl fuel	8,932.92
Utilities	25,929.27
Total Production Expenses	**0.00**
QuickBooks Payments Fees	20.90
Tasting Room Expenses	64.00
Depreciation Tasting Room	2,490.00
Repairs & Maintenance - Tasting Room	1,141.54
Supplies - Tasting Room	11,621.71
Bitters and Tinctures	641.32
Total Supplies - Tasting Room	**12,263.03**
Total Tasting Room Expenses	**15,958.57**
Total Expenses	**$506,955.43**
NET OPERATING INCOME	$ -171,737.19
Other Income	
Cash Over or Short	-0.10
Interest Income	15.75
Other Income	60,815.11
Sale of Fixed Assets	8,841.48
Total Other Income	**$69,672.24**
Other Expenses	
Deferred Tax Expense/(Benefit)	-88,500.00
Excess Hand Sanitizer Cost	259,409.00

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Other Expense	-324.57
Total Other Expenses	**$170,584.43**
NET OTHER INCOME	$ -100,912.19
NET INCOME	$ -272,649.38